BOYACK ASHTON LC
ATTORNEYS AND COUNSELORS AT LAW
A Limited Liability Company

2290 East 4500 South, Suite 130
Salt Lake City, Utah  84117
Telephone (801) 278-9925
Fax  (801) 278-9925
email wboyack@hotmail.com

Wallace T. Boyack, P.C.

August 24, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20649

To Whom It May Concern:

Re:	Request for removal of incorrect filing from the EDGAR system
Accession No. 0000931731-11-000184
Trans Energy, Inc.

Gentlemen:

The above-captioned filing, a Form SC-13D actually intended to be filed on behalf of Clarence Smith, was mistakenly filed this morning under the CIK of the issuer as opposed to the CIK of Mr. Smith as the owner of the securities. A filing of the 13D was made subsequently under the correct (owner) CIK number. We would appreciate, therefore, if you would remove the incorrect filing from the EDGAR system at your earliest possible convenience.

As instructed, I will also follow up with an email of this letter to cfitedgar@sec.gov.  Should you have any questions, I may be reached via telephone at 801-278-9925 or via fax at 866-805-1430; my email address is wboyack@hotmail.com.

Thank you for your attention to this request.

Sincerely,

/s/ Wallace T. Boyack

Wallace T. Boyack
Attorney At Law